October 23, 2017

Baiyin International Investment Ltd
[Redacted]

Dear Sirs,

Reference is made to that certain gold purchase and sale agreement dated as of July 12, 2017 among Banro Corporation, Twangiza Mining S.A., as Seller, and Baiyin International Investment Ltd, as Purchaser (the “Twangiza July 2017 PSA”). All capitalized terms not defined hereunder shall have the meaning given to such terms in the Twangiza July 2017 PSA.

Banro and the Seller have requested that the Purchaser agree to defer certain of its obligations under Section 2.4.3 of the Twangiza July 2017 PSA and allow the Seller additional time to create certain liens and security interests as required thereunder. The Purchaser has agreed to grant the requested deferral as set out below on the terms and conditions set out below. Notwithstanding that this Letter Agreement is dated October 23, 2017, this Letter Agreement shall be effective as of September 1, 2017.

Deferral of Security Interest Obligation (Section 2.4.3)

Pursuant to Section 2.4.3 of the Twangiza July 2017 PSA, the Seller is required to create certain lien and security interests in the Equipment in the DRC in accordance with the relevant DRC law and regulation, and to provide the Purchaser with the security registration details for all Equipment purchased with the Prepayment Amount as soon as is reasonably practicable following each such purchase, and in any event within three months of using the Prepayment Amount for such Equipment.

The Purchaser agrees that such obligations of the Seller set out in Section 2.4.3 shall be satisfied as soon as is reasonably practicable following each such purchase, and in any event within six (not three) months of using the Prepayment Amount for such Equipment; provided that, for greater certainty, it is understood that, the security interest and assignment granted under Section 2.4.2 includes any agreement, right, licence or permit (the “contractual rights”) to which the Seller is a party or of which the Seller has the benefit in respect of the Equipment, it being understood that to the extent that the creation of the security interest under Section 2.4.2 would constitute a breach of the terms of or permit any person to terminate the contractual rights the Seller shall hold its interest therein in trust for the Purchaser and will assign such contractual rights to the Purchaser forthwith upon obtaining the consent of the other party thereto; the Seller agrees that it will, upon the request of the Purchaser, use all commercially reasonable efforts to procure: (i) any consent required to permit any contractual rights to be subjected to the security interest and assignment; and (ii) where there is an event of default by the Seller under the Twangiza July 2017 PSA that is continuing, the right of the Purchaser to step-into and exercise and/ or discharge the contractual rights in order to cure any such event of default of the Seller thereunder and assume title to any Equipment (valued in aggregate up to the Prepayment Amount which is then outstanding) subject to the contractual rights in accordance with their terms.

[Redacted]

General

Each of the covenants of the Seller and Banro contained herein shall also constitute a covenant under the Twangiza July 2017 PSA and failure to comply herewith shall constitute a Seller Event of Default as set out in the Twangiza July 2017 PSA (including, for greater certainty, subject to the cure periods set out therein which provisions remain unaffected hereby).

Each of the Parties agrees that save and except as modified by this Letter Agreement, all of the terms of the Twangiza July 2017 PSA shall continue in full force and effect and shall be binding on the Parties and the Twangiza July 2017 PSA (as modified hereby), including all security and guarantees granted in connection therewith, is hereby ratified and confirmed and shall be effective as of the date written below. The Purchaser otherwise reserves all its rights and remedies in connection therewith. The Parties hereby confirm that this Letter Agreement, together with the Twangiza July 2017 PSA, as further modified hereby, contain the entire agreement between the Parties hereto.

Each of the Parties represents and warrants to each other Party that:

(a)	it has the necessary capacity and authority to enter into this Letter Agreement;

(b)	this Letter Agreement constitutes valid and legally binding obligations of such Party, enforceable against it in accordance with its terms;

(c)

it has executed this Letter Agreement as its own free act (and that it has not been influenced to any extent whatsoever in executing this Letter Agreement by any representations or statements made by any other Party, or by any person on behalf of any other Party); and

(d)

it has read this Letter Agreement and fully understands its terms and that it has had an opportunity to obtain independent legal advice with respect to it and the terms and conditions of it, and it further declares that this Letter Agreement is being entered into voluntarily for the purpose set out herein.

Each Party shall execute all documents and do all things reasonably necessary or desirable to give full effect to this Letter Agreement and to any matter or thing contemplated pursuant to this Letter Agreement.

The Parties hereby agree that the Purchaser shall have the benefit of the covenants and obligations set out herein, and has received good and valuable consideration therefor, and that each of the covenants and obligations set out herein are acknowledged by each of Banro Corporation and the Seller.

Each of the Parties agrees that the provisions of Sections 5.2 (Disputes and Arbitration), 5.6 (Governing Law), 5.7 (Notices), 5.9 (Amendments), 5.10 (Beneficiaries), 5.12 (Waivers), 5.15 (Assignment) and 5.16 (Counterparts) of the Twangiza July 2017 PSA shall apply to this Letter Agreement mutatis mutandis as if expressly set out herein.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

[SIGNATURE PAGES TO FOLLOW]

BANRO CORPORATION

Per:	“Richard Brissenden”
Name: Richard Brissenden
Title: Chairman of the Board

TWANGIZA MINING S.A.

Per:	“Desire Sangara”
Name: Desire Sangara
Title: Chairman of the Board

Countersigned, as evidence of acceptance of the terms and conditions set forth herein, by:

BAIYIN INTERNATIONAL INVESTMENT LTD

Per:	(signed)
Name: [Redacted]
Title: [Redacted]

Signature Page to Side Letter to Twangiza July 2017 PSA